                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

================================================================================
                                (Name of Issuer)

                   Healthcomp Evaluation Services Corporation
================================================================================
                         (Title of Class of Securities)

                         Common Stock, $0.001 par value
================================================================================
                                 (CUSIP Number)

                                     42220R
================================================================================
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 Diligenti, Inc.
                              c/o Diligenti Limited
                                  Holden House
                                57 Rathbone Place
                                 London W1P 1AW
                                     England
                             Tel: +44(0)207-769-9100
                             Attn: Chris Spanoudakis
================================================================================
             (Date of Event which Requires Filing of this Statement)

                                November 3, 2000


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------
CUSIP No. 42220R                        13D
------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Diligenti, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a) [   ]
                                                                    (b) [ X ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS 2(D)
     OR 2(E)

                                                                        [   ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
      NUMBER OF
        SHARES                     24,900,280 shares (See Item 5)
     BENEFICIALLY             --------------------------------------------------
       OWNED BY               8    SHARED VOTING POWER
        EACH
      REPORTING                    0
       PERSON                 --------------------------------------------------
        WITH                  9    SOLE DISPOSITIVE POWER

                                   24,900,280 shares (See Item 5)
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,900,280 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [   ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 62.7%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                               Page 2 of 10 Pages

------------------------
CUSIP No. 42220R                        13D
------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Diligenti Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a) [   ]
                                                                    (b) [ X ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS 2(D)
     OR 2(E)

                                                                        [   ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Organized under the laws of England and Wales
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
      NUMBER OF
        SHARES                     0
     BENEFICIALLY             --------------------------------------------------
       OWNED BY               8    SHARED VOTING POWER
        EACH
      REPORTING                    24,900,280 (See Item 5)
       PERSON                 --------------------------------------------------
        WITH                  9    SOLE DISPOSITIVE POWER

                                   0
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   24,900,280 shares (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,900,280 shares (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [   ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 62.7%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                               Page 3 of 10 Pages

ITEM 1. SECURITY AND ISSUER.

     The class of equity security to which this Statement relates is the common shares with a par value of $0.001 per share (the "Common Stock") of Healthcomp Evaluation Services Corporation, a Nevada corporation (the "Company"). The name and address of the principal executive offices of the Company are Healthcomp Evaluation Services Corporation, 2001 Siesta Drive, Suite 302, Sarasota, Florida, 34239.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(a) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

(i) Diligenti, Inc., a Delaware corporation, by virtue of its beneficial ownership of 24,900,280 shares of Common Stock.

(ii) Diligenti Limited, a corporation organized under the laws of England and Wales, as the sole stockholder of Diligenti, Inc.

     The address and principal business and office of Diligenti, Inc. is 1 World Trade Center, Suite 7967, New York, New York 10048. The address of the principal place of business of Diligenti Limited is Holden House, 57 Rathbone Place, London W1P 1AW, England. Diligenti, Inc. is a newly formed corporation that was used to acquire the shares of Common Stock of the Company. Diligenti Limited is a holding company whose subsidiaries are worldwide commercial partners engaged in providing solutions and services to the life science and healthcare industry. Diligenti, Inc. and Diligenti Limited are collectively referred to herein as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit B (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

     Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Attached as Schedule A to this Statement is information concerning the Reporting Persons to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     During the last five years, none of the Reporting Persons or the persons identified on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the Reporting Persons or the persons identified on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 4 of 10 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Diligenti Limited made a capital contribution of $5,000,000 to Diligenti, Inc, its wholly-owned subsidiary, in order to finance the aggregate investment by Diligenti, Inc. of $5,000,000 in the Company on terms more fully described in
Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

     Pursuant to a Loan and Investment Agreement, dated as of September 15, 2000, and amended and restated on October 3, 2000 (as amended and restated, the "Agreement"), between the Company and Diligenti, Inc., Diligenti, Inc. agreed, subject to the satisfaction of certain conditions, to invest a total of $5,000,000 in the Company. On September 21, 2000 Diligenti, Inc. made a convertible secured bridge loan of $3,750,000 to the Company (the "Bridge Loan"). The Bridge Loan bore interest at a rate of 20% per annum payable at maturity. Pursuant to the terms of the Agreement, Diligenti, Inc. had the right at any time to convert a portion of the principal amount of the Bridge Loan into a number of shares of Common Stock equal to approximately 38% of the outstanding capital stock of the Company on the relevant date of conversion. Diligenti, Inc. further agreed that upon the satisfaction of certain conditions precedent, the outstanding principal amount of the Bridge Loan would automatically convert into newly issued shares of Common Stock so that, together with any previously issued shares of Common Stock, Diligenti, Inc. would hold an aggregate number of shares of newly issued Common Stock equal to 38% of the Company's outstanding capital stock on a fully diluted basis on such date. Upon receipt of such shares of Common Stock, Diligenti, Inc. would cancel all of the Company's obligations with respect to the Bridge Loan, including the obligation to pay any accrued and unpaid interest, and would invest an additional $1,250,000 (the "Additional Investment") to acquire a number of newly issued shares of Common Stock equal to 13% of the Company's outstanding capital stock on a fully diluted basis as of the date of issue. Following the conversion of the Bridge Loan and the making of the Additional Investment by Diligenti, Inc., Diligenti, Inc. would hold an aggregate number of shares of Common Stock equal to 51% of the Company's outstanding capital stock as of the date of conversion on a fully diluted basis. The Agreement also provided that if the conditions precedent to the conversion of the Bridge Loan were not met prior to December 31, 2000, then the Bridge Loan would mature on March 31, 2001.

     In addition, in consideration for the Bridge Loan, Diligenti, Inc. was given the right under the Agreement to appoint two members to the five person board of directors of the Company. Diligenti, Inc. appointed Neil Stafford and Christopher Spanoudakis to the Company's board of directors and Thomas M. Hartnett, a Senior Vice President of the Company, resigned from the board, though he has retained his executive position.

     The proceeds of the Bridge Loan were used by the Company to finance the acquisition of the Preventive Services Division ("PSD") of U.S. HealthWorks, Inc., to repay certain indebtedness and to fund the Company's operations.

     On November 3, 2000, all of the conditions precedent set forth in the Agreement to the issuance by the Company of a number of shares of Common Stock equal to 38% of the Company's outstanding capital stock on a fully diluted basis had been met and Diligenti, Inc.,

                               Page 5 of 10 Pages
following receipt of such shares of Common Stock, in accordance with the Agreement, cancelled all of the Company's obligations with respect to the Bridge Loan, including any obligation to pay accrued and unpaid interest thereon, and made the Additional Investment, for which Diligenti, Inc. received a number of newly issued shares of Common Stock equal to 13% of the Company's capital stock on a fully diluted basis as of that date. As of November 3, 2000, following the consummation on such date of all the transactions described in the preceding sentence, Diligenti, Inc. owned a total of 24,900,280 shares of Common Stock (the "Subject Shares") which constituted approximately 62.7% of the outstanding shares of capital stock of the Company on such date (based on the number of shares of Common Stock represented to be issued and outstanding as of November 3, 2000) but constituted approximately 51% of the capital stock of the Company on a fully diluted basis, taking into account the outstanding warrants and options to acquire shares of Common Stock held by third parties as of that date. The average price per share paid by Diligenti, Inc. for the shares of Common Stock was $0.2008.

     While Diligenti, Inc.'s investment in the Company pursuant to the Agreement helped to address the Company's immediate working capital needs, additional funding is still required to sustain the Company's operations, settle certain past due accounts payable and fund the continued growth of its core business. To address these needs, Diligenti Limited, which owns all the outstanding capital stock of Diligenti, Inc. is in the final stage of negotiations with the Company to provide a further $5,000,000 of funding in the form of another convertible secured bridge loan. Should Diligenti Limited agree to provide this additional facility to the Company, the funds made available thereunder would allow the Company to settle certain past debts as well as normalize working capital. In addition, the facility would fund projected future growth as well as allow the Company to complete the integration of PSD.

     The preceding summaries of certain provisions of the Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Agreement, a copy of which is attached as Exhibit A hereto and is incorporated herein by reference.

     Other than as described in this Statement, none of the Reporting Persons or the persons identified on Schedule A attached hereto presently has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Prior to November 3, 2000, Diligenti, Inc. did not own nor was it the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of Common Stock of the Company. Upon the conversion of the Bridge Loan and the making of the Additional Investment on November 3, 2000, pursuant to the terms of the Agreement, Diligenti, Inc. acquired "beneficial ownership" (as defined in Rule 13d-3 promulgated under the Exchange Act), of the Subject Shares, with the sole power to vote and dispose of the Subject Shares. As of November 3, 2000, the Subject Shares totaled 24,900,280, and constituted approximately 62.7% of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock represented to be issued and outstanding as of November 3, 2000) but constituted approximately 51% of the capital stock of the Company on a fully diluted basis, taking into account the outstanding warrants and options to acquire shares of Common Stock held by third parties as of that date.

                               Page 6 of 10 Pages

     Diligenti Limited: Diligenti Limited owns all of the issued and outstanding shares of capital stock of Diligenti, Inc. By virtue of this ownership, Diligenti Limited may be deemed to have the shared power to vote or direct the voting of and dispose or direct the disposition of the Subject Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as otherwise set forth in this Statement (and the agreements referenced herein), to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2, or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit A:        Amended and Restated Loan and Investment Agreement, dated
                  as of October 3, 2000, between Healthcomp Evaluation Services
                  Corporation and Diligenti, Inc.

Exhibit B:        Joint Filing Agreement, dated November 13, 2000, between
                  Diligenti, Inc. and Diligenti Limited.

                               Page 7 of 10 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:    November 13, 2000            Diligenti, Inc.


                                      By: /s/ Chris Spanoudakis
                                          --------------------------------------

                                              Chris Spanoudakis
                                              Director




Date:    November 13, 2000            Diligenti Limited


                                      By: /s/ Neil Stafford
                                          --------------------------------------

                                              Neil Stafford
                                              Chief Executive Officer

                                   SCHEDULE A

     Chris Spanoudakis and Neil Stafford are directors of Diligenti, Inc. Diligenti, Inc. has no executive officers and is a newly formed corporation that was used to acquire the shares of Common Stock of the Company. Mr. Spanoudakis, Mr. Stafford and James Feeney are directors of Diligenti Limited, which is the sole stockholder of Diligenti, Inc. Diligenti Limited is a holding company whose subsidiaries are worldwide commercial partners engaged in providing solutions and services to the life science and healthcare industry. Mr. Stafford is the Chief Executive Officer of Diligenti Limited and Mr. Spanoudakis is its Group Commercial Director. Mr. Feeney is a non-executive company director. The business address of Mr. Spanoudakis and Mr. Stafford is Diligenti Limited, Holden House, 57 Rathbone Place, London, W1P 1AW, England. The business address of Mr. Feeney is Agenda 21 Limited, 8 Kingsmead Square, Bath BA1 2AD, England. Each director and/or executive officer is a citizen of Great Britain.

                               Page 9 of 10 Pages

                                  EXHIBIT INDEX



EXHIBIT NO.                     EXHIBIT NAME
-----------                     ------------
   A          Amended and Restated Loan and Investment Agreement,
              dated as of October 3, 2000, between Healthcomp
              Evaluation Services Corporation and Diligenti, Inc.

   B Joint Filing Agreement, dated November 13, 2000, between Diligenti, Inc. and Diligenti Limited.


                              Page 10 of 10 Pages